Quanex 1900 West Loop South Suite 1500 Houston, Texas 77027 713-961-4600 713-629-0113 FAX
February 14, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Quanex Building Products Corporation Form 10 Filed on: January 11, 2008 File No. 001-33913
Ladies and Gentlemen:
     By letter dated February 8, 2008, Quanex Building Products Corporation (the “Company”) received the Staff’s comments relating to the above listed filing of the Company (the “Comment Letter”). In response to comments 3 and 4 of the Comment Letter, we submit the following responses. The following numbered paragraphs repeat comments 3 and 4 in the Comment Letter for your convenience, followed by the Company’s responses to those comments. We will address the balance of the comments in the Comment Letter by separate communication to you.
     3. Please provide us with your analysis that determined the proposed transactions between Quanex Corporation and Quanex Building Products Corporation should be reflected as a reverse spin-off pursuant to EITF 02-11.
     Response:
Background
     Since early 2006, the management and Board of Directors of Quanex had been debating and exploring the merits of alternative strategies involving the company, including the separation of its Building Products Group from its Vehicular Products Group. In May 2007, Quanex publicly announced the strategic review of its Building Products Group and contacted prospective buyers. In July 2007, five parties were invited to conduct due diligence on the Building Products Group. As disclosed in Quanex Corporation’s Preliminary Proxy statement, also in July 2007, the Board of Directors approved contacting a targeted list of potential strategic buyers for the Vehicular Products Group. In August 2007, two of the bidders for the Building Products Group elected not to continue and ultimately the review of a potential sale of the Building Products Group was terminated. Also, as disclosed in the Quanex Corporation Preliminary Proxy, on August 28, 2007, the Quanex Board of Directors discussed the merits of a

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February 14, 2008

taxable spin-off of the Building Products Group as a means to facilitate the continuation of the sales process for the Vehicular Products Group.
     On November 19, 2007, Quanex Corporation announced that its board of directors had approved a plan to separate its building products and vehicular products businesses. To accomplish the sale of the Vehicular Products Group, from a legal structure, the Building Products businesses would first be spun off from Quanex Corporation. The spun-off group of businesses would become Quanex Building Products Corporation. Immediately following and in connection with the spin-off, a wholly-owned subsidiary of Gerdau S.A. (“Gerdau”) would merge with and into Quanex Corporation, which would only consist of the Vehicular Products business and non-building products corporate accounts (subsequent to the spin). The corporate office is essentially continuing with Quanex Building Products Corporation. Corporate’s current active employees (i.e. the executives, the management team and staff) will continue with Quanex Building Products Corporation; the corporate office location for Quanex Building Products Corporation will remain in Houston, Texas in the identical location that it has occupied since 1983. The “non-building products corporate accounts” represent only certain corporate legacy items that are being sold with the Vehicular Products business (hereafter referred to as the “legacy items”); these legacy items primarily include environmental matters associated with previously owned vehicular businesses and retirement benefit items associated with former vehicular or corporate individuals.
     For the discussion below, the use of Quanex Corporation is intended to represent the Vehicular Products Group / Segment and legacy items post spin-off. Quanex Building Products Corporation represents the Building Products Group / Segments that are being spun off.
Accounting Literature
     When determining the accounting treatment of the proposed transactions between Quanex Corporation and Quanex Building Products Corporation, we evaluated the guidance in Emerging Issues Task Force (“EITF”) Issue No. 02-11 “Accounting for Reverse Spinoffs” (“EITF 02-11”). Paragraph 5 of ETIF 02-11 states that, in certain cases, the spin-off of a subsidiary (in our case the Building Products Group) to its shareholders is such that the legal form of the transaction does not match its substance. That is, in certain circumstances, the legal spinnee will be the continuing entity. The issue is whether to account for a spin-off as a reverse spin-off based on the substance instead of the legal form of the transaction. In a reverse spin-off, the legal spinnee should be treated as though it were the spinnor for accounting purposes (accounting spinnor). In our proposed transactions, Quanex Corporation is the legal spinnor and Quanex Building Products Corporation is the legal spinnee. We believe that pursuant to EITF 02-11, Quanex Building Products Corporation should be treated as the accounting spinnor while Quanex Corporation should be treated as the accounting spinnee as this treatment matches the substance of the transaction.
     The Task Force reached a consensus in paragraph 7 of EITF 02-11 that reverse spin-off accounting is appropriate when treatment of the legal spinnee as the accounting spinnor results in the most accurate depiction of the substance of the transaction for shareholders and other users of the financial statements. The determination of whether reverse spin-off accounting is

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February 14, 2008

appropriate is a matter of judgment that depends on an evaluation of all relevant facts and circumstances. In paragraph 8 of EITF 02-11, the Task Force cautions that in determining whether reverse spin-off accounting is appropriate, a presumption should exist that a spin-off should be accounted for based on its legal form; in other words, that the legal spinnor is also the accounting spinnor. However, that presumption may be overcome. Paragraph 8 of EITF 02-11 prescribes the following indicators that should be considered to overcome that presumption. Nevertheless, paragraph 8 states that no single indicator should be considered presumptive or determinative.
(1)	The size of the legal spinnor and the legal spinnee
     All else being equal, in a reverse spin-off, the accounting spinnor (legal spinnee) is larger than the accounting spinnee (legal spinnor). EITF 02-11 states that there are no established “bright lines” that should be used to determine which entity is the larger of the two. A comparison of the two businesses follows:

	As of and for the year ended October 31, 2007
			Operating		Identifiable
	Net Sales		Income(4)		Assets(4)
	(in millions)
Quanex Building Products (1) (2)	$964.0	47.0%	$91.5	40.8%	$606.8	53.2%
Quanex Corporation (Vehicular) (1) (3)	$1,085.0	53.0%	$132.7	59.2%	$533.6	46.8%

	$2,049.0	100.0%	$224.2	100.0%	$1,140.4	100.0%

	As of and for the year ended October 31, 2006
			Operating		Identifiable
	Net Sales		Income(4)		Assets(4)
	(in millions)
Quanex Building Products (1) (2)	$1,043.8	51.4%	$114.1	42.5%	$633.9	57.3%
Quanex Corporation (Vehicular) (1) (3)	$988.8	48.6%	$154.6	57.5%	$473.1	42.7%

	$2,032.6	100.0%	$268.7	100.0%	$1,107.0	100.0%

(1)	Source: Quanex Corporation’s 2007 Form 10-K, Item 8, Footnote 12 “Industry Segment Information”

(2)	Represents the aggregate of the Engineered Building Products Segment and the Aluminum Sheet Building Products Segment and the respective intersegment eliminations

(3)	Represents the Vehicular Products Segment

(4)	Prior to Corporate, which consists of corporate office expenses and LIFO
     As depicted above, the Vehicular Business (i.e. Quanex Corporation, the legal spinnor) is slightly larger in net sales in 2007 and operating income in 2007 and 2006, while Building Products (legal spinnee) has slightly larger identifiable assets and is larger in net sales in 2006. Overall, the size of one business versus the other is relatively equitable. This indicator does not refute or support Quanex Building Products Corporation as the accounting spinnor.

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February 14, 2008

(2)	The fair value of the legal spinnor and the legal spinnee
     All else being equal, in a reverse spin-off, the fair value of the accounting spinnor (legal spinnee) is greater than that of the accounting spinnee (legal spinnor). Assuming a Quanex Corporation stock price of $53.00 per share (Quanex Corporation’s closing stock price on December 21, 2007) and given the merger consideration for Quanex Corporation is $39.20 share, implies that the Quanex Building Products price is $13.80 per share. Using this basic calculation implies an approximate relative fair value of 75% for the legal spinnor and 25% for the legal spinnee. This indicator supports the legal spinnor (Quanex Corporation) as the accounting spinnor.
(3)	Senior management
     All else being equal, in a reverse spin-off, the accounting spinnor (legal spinnee) retains the senior management of the formerly combined entity. A comparison of the senior management follows:

Executive Officers
	Quanex Corporation(1)	Quanex Building Products(2)
	(pre spin)	(post spin)
Chairman of the Board, President and Chief Operating Officer	Raymond A. Jean	Raymond A. Jean
SVP — Finance and Chief Financial Officer	Thomas M. Walker	Thomas M. Walker
SVP — General Counsel and Secretary	Kevin P. Delaney	Kevin P. Delaney
Vice President — Treasurer	John J. Mannion	John J. Mannion
Vice President Corporate Development	Paul A. Hammonds	Paul A. Hammonds
Vice President Corporate Controller	Brent L. Korb	Brent L. Korb
Vice President	Mark Marcucci	na

(1)	Source: Quanex Corporation’s Proxy dated January 19, 2007

(2)	Source: Quanex Building Products Corporation’s Form 10, “Management” on page 60
     All senior corporate management continues with Quanex Building Products Corporation (legal spinnee) subsequent to the spin. Please note that while Mr. Marcucci is an officer of Quanex Corporation, his primary responsibility is as President of Quanex Corporation’s MACSTEEL division (i.e. Vehicular Products) which is the business being merged with Gerdau. Following the spin-off, the businesses of Quanex Building Products Corporation will be managed by the same management team employed by Quanex Corporation prior to the spin-off. The Building Products’ division presidents and operational management team will be identical pre and post spin; and, likewise, the Vehicular Products’ operational management team will be identical pre and post spin (i.e. there is and will not be any movement nor any crossover of management between Building Products and Vehicular Products).

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     This indicator clearly designates Quanex Building Products Corporation as the accounting spinnor as the corporate executive officers and the Building Products division presidents and operational management team will be identical pre and post spin.
(4)	Length of time to be held
     All else being equal, in a reverse spin-off the accounting spinnor (legal spinnee) is held for a longer period than the accounting spinnee (legal spinnor). A proposed or approved plan of sale for one of the separate entities concurrent with the spin-off may identify that entity as the accounting spinnee.
     Immediately following the spin-off, Quanex Corporation and legal spinnor (consisting of the Vehicular Products business and legacy items) will merge with Gerdau. Each Quanex Corporation stockholder of record will exchange the shares of Quanex Corporation common stock held by such stockholder for cash consideration of $39.20. After the spin-off, each former Quanex Corporation stockholder will hold equitable shares of Quanex Building Products Corporation (legal spinnee). In essence, at the end of this series of transactions, each stockholder will own the same proportionate share of Quanex Building Products Corporation (legal spinnee), but will have received cash consideration for and no longer have an equity ownership in Quanex Corporation (legal spinnor). The currently contemplated purpose for the spin-off of Quanex Building Products is to facilitate the merger of the remaining business.
     The merger (in essence sale) of Quanex Corporation immediately following the spin-off of Building Products clearly identifies Quanex Building Products Corporation as the accounting spinnor even though Quanex Building Products Corporation is the legal spinnee.
We also evaluated the following additional considerations:
(1)	Tax Planning Consequences — As discussed in EITF 02-11 issue summary on May 20, 2002 and in R. Scott Blackley’s speech on December 4, 2000 to the 28th Annual National Conference on Current SEC Developments, all else being equal, in a reverse spin-off, the legal form of the spin-off is driven by tax planning strategies.
     In our facts and circumstances, in essence, Quanex Corporation (consisting of the Vehicular Products business and legacy items) is being sold. However, the transaction is being structured as a taxable spin-off / merger rather than a straight sale in order to reduce taxes at the corporate level. Tax planning strategies had a direct impact on the legal form and structure of the transaction.
     The Vehicular Products segment has a much lower relative tax basis (compared to the respective fair value) than the Building Products businesses. Quanex Corporation has evolved through a series of acquisitions (and dispositions) over the course of its 80-year history. The Building Products’ portfolio consists of businesses acquired in more recent years, including two divisions acquired in the last five years. In contrast, two of the three steel mills that comprise the majority of the Vehicular Products portfolio were built by Quanex. Quanex built the mills in Jackson, Michigan (Jackson) and Fort Smith, Arkansas

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(Fort Smith); Jackson and Fort Smith commenced production in 1974 and 1985, respectively. This “newness” of the Building Products portfolio results in a relatively higher tax basis, while the Vehicular Products portfolio of older businesses has a lower relative tax basis compared to its respective fair value. As a result, an outright sale of the Vehicular Products business would have resulted in a significantly higher corporate taxable gain and significantly higher taxes. By spinning the Building Products portfolio followed by merger of Quanex Corporation, the corporate level tax will be based on the fair value and tax basis of the Building Products portfolio of businesses which will result in a significantly lower taxable gain and significantly lower corporate tax to Quanex. It is estimated that the corporate taxes on a straight Vehicular Products business sale could have been as much as three times that of what Quanex’s taxes will be on a Building Products spin-off.
     The legal form of the transaction was developed to minimize Quanex’s tax consequences and has little to do with the accounting substance of the transaction. The significance of tax planning consequences in the structure of the transaction indicates Quanex Building Products Corporation (legal spinnee) as the accounting spinnor.
(2)	Board of Directors — All members of the Quanex Corporation board of directors are resigning effective with the merger transaction, and those same members will comprise the board of directors of Quanex Building Products Corporation. The existing board of directors will continue with Quanex Building Products Corporation and have no involvement as board members for the Vehicular Business of Quanex Corporation after the transactions, just as if the Vehicular Business had been disposed of. Once again, this continuity demonstrates Quanex Building Products Corporation as the “surviving entity” in substance and supports Quanex Building Products Corporation as the accounting spinnor.

(3)	Access to Capital — Quanex Corporation currently has a $350 million Senior Unsecured Revolving Credit Facility. Concurrent with the completion of the spin-off, Quanex Building Products Corporation anticipates entering into a senior unsecured credit facility of $250 million with an upsize option of $50 million if the facility is oversubscribed. Additionally, we anticipate having an accordion feature permitting an increase in such aggregate commitment of up to $100 million, limited to a total facility of $350 million. Based on executed term sheets with several banks participating in Quanex Corporation’s existing facility, we expect that Quanex Building Products Corporation’s credit facility will have terms and conditions fairly consistent with Quanex Corporation’s existing credit facility, including investment grade covenants like the existing facility. Also, Quanex Building Products has already received commitments of $210 million of its $250 million goal, which will be supplemented by the current marketing effort with the rest of the bank group. Accordingly, Quanex Building Products Corporation will continue to have access to capital post spin. In contrast, Quanex Corporation’s credit facility will terminate post spin / merge. This seeming “continuation” of a comparative credit facility further supports that Quanex Building Products Corporation is the “surviving entity” and should be treated as the accounting spinnor.

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Other Considerations
     Quanex began in 1927 as Michigan Seamless Tube Company and has evolved over the past 80 years through a series of acquisitions and divestitures. Over time Quanex’s portfolio of companies has changed and grown into new markets. Quanex is operated on a decentralized basis, with the corporate office directing company portfolio strategy, managing operational activities and policies, and providing public company responsibilities. Similar to historical adjustments to its portfolio, Quanex in substance is disposing of its Vehicular Products Segment and legacy items. The decentralized structure of Quanex lends itself to the purchase and sale of various businesses in and out of its portfolios. As businesses or divisions have been bought and sold, corporate management has continued. Although the Vehicular Products disposition is of a larger scale and is structured in a different legal form, it is a disposition nonetheless consistent with Quanex’s historical fact pattern. Quanex will continue on with its Building Products businesses, albeit in a new legal entity. It should be noted that the businesses continuing with Quanex Building Products will be operated in the same organizational structure / divisions post-spin as they were managed pre-spin, again suggesting that the Vehicular Products transaction is nothing other than a disposition. It is not coincidental that the name of the new company, Quanex Building Products Corporation, continues the Quanex name. The Distribution Agreement requires that the “Quanex” name and trademark are included in the Spinco Assets to further ensure the continuation of the “surviving entity”, Quanex Building Products. Additionally, Quanex Building Products Corporation is expected to be treated as a continuation of Quanex Corporation by the New York Stock Exchange and will trade on the New York Stock Exchange under the same ticker symbol “NX” as its legal predecessor, Quanex Corporation.
Conclusion
     The spirit and substance of the proposed transactions indicate that Quanex Building Products is the “surviving entity”. The spin-off of Quanex Building Products to our shareholders is such that the legal form of the transaction does not match its substance. In EITF 02-11, the Task Force reached a consensus that reverse spin-off accounting is appropriate when treatment of the legal spinnee as the accounting spinnor results in the most accurate depiction of the substance of the transaction for shareholders. Based on the evaluation of the indicators contained in paragraph 8 of EITF 02-11, the presumption that a spin-off should be accounted for on its legal form is overcome, and the spin-off should be accounted for as a reverse spin-off. Pursuant to EITF 02-11, Quanex Building Products, although the legal spinnee, should be designated as the accounting spinnor based on the following:
•	Quanex Corporation will be merged (i.e. disposed of) immediately following the spin-off.

•	Tax planning strategies dictated the legal form of a spin-off, in what otherwise would have been a sale.

•	Senior management and the board of directors will continue with Quanex Building Products Corporation.
     Reverse spin-off accounting is the most relevant presentation and is clearly a faithful representation of the transaction. Shareholders are best served by this presentation that differs from the legal form. The designation of Quanex Building Products Corporation as the

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accounting spinnor will provide the most accurate depiction of the transaction to shareholders and other users of the financial statements, as, in substance Quanex Building Products Corporation has disposed of its Vehicular Products business and continued its Building Products business.
     4. Please explain to us how and why you determined that audited financial statements of the separate legal spinnee, Quanex Building Products Corporation, including related MD&A disclosures, are not required to be included in the Form 10.
     Response:
Accounting Predecessor and Reporting of Discontinued Operations
     As discussed above, we are treating Quanex Building Products Corporation as the accounting spinnor pursuant to EITF 02-11. Footnote 2 to paragraph 5 of EITF 02-11 states that the determination of the accounting spinnor and spinnee may have significant implications with regard to the reporting of discontinued operations in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). That is, the accounting spinnee should be reported as a discontinued operation by the accounting spinnor if the accounting spinnee is a component of an entity (paragraph 41 of SFAS 144) and meets the condition for such reporting contained in paragraph 42 of SFAS 144. In our circumstances, the accounting spinnee is the Vehicular Products business and legacy items. The Vehicular Products business is a single and separate operating segment as defined by paragraph 10 of SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”) and is also a separate and distinct reportable segment pursuant to paragraph 16 of SFAS 131. The Vehicular Products segment comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of Quanex. As prescribed by paragraph 41 of SFAS 144, the operations and cash flows of the Vehicular Products Segment and legacy items will be eliminated from the ongoing operations of Quanex Building Products Corporation as a result of the merger / disposal transaction. Quanex Building Products Corporation will not have any significant continuing involvement in the operations of the Vehicular Products Segment and legacy items after the merger / disposal transaction. Accordingly, the Vehicular Products Segment and legacy items represent a component of an entity pursuant to paragraph 41 of SFAS 144 and meet the condition for such reporting contained in paragraph 42 of SFAS 144.
     In Quanex Building Products Corporation’s compliance filings subsequent to closing of the proposed transactions, the Vehicular Products Segment’s and legacy items’ results of operations for current and prior periods will be reported as discontinued operations as described in paragraph 43 of SFAS 144. To accomplish this required reporting, the Quanex Corporation historical financial statements will serve as the basis or starting point, and the Vehicular Products Segment results and legacy items will be reclassified from continuing operations to discontinued operations. Historical fiscal 2007 net income for Quanex Building Products Corporation will be identical to the historical fiscal 2007 net income of Quanex Corporation, just that Quanex Building Products Corporation’s net income will be segregated into income from continuing and

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discontinued operations. As such, as a practical matter, Quanex Corporation is the accounting predecessor to Quanex Building Products Corporation.
Form 10 Financial Statement Requirement
     As prescribed by Item 13 of Form 10, financial statements required by Regulation S-X are required to be furnished. Rule 3-01 governs consolidated balance sheet requirements and Rule 3-02 of Regulation S-X requires the registrant (Quanex Building Products Corporation) and its subsidiaries and for its predecessors, audited statements of income and cash flows for each of the three fiscal years preceding years. As discussed above, Quanex Corporation is the accounting predecessor to Quanex Building Products Corporation, and Quanex Corporation’s historical financial statements should be used as the basis for Quanex Building Products Corporation’s future compliance filings. Paragraph 27 of SFAS 144 dictates that if a disposal group is to be distributed to owners in a spin-off and that disposal group is a component of an entity, that paragraphs 41-44 “Reporting Discontinued Operations” shall apply to the disposal group at the date it is disposed of. In our case since we are accounting for the transactions as a reverse spin and as the Vehicular Products disposal group is a component of an entity, the Vehicular Products disposal group cannot be reported as discontinued operations until the date of the spin / merge, which has not yet occurred. Given that Quanex Corporation is the accounting predecessor and that its historical financial statements will serve as the basis for Quanex Building Products Corporation’s historical financial statements in its future compliance filings and given that we are precluded from reclassifying the Vehicular Products group to discontinued operations until such time as the spin / merge occurs, the Quanex Corporation historical financial statements as previously filed with the commission should be used to satisfy the financial statement requirements of Regulation S-X for the purposes of Item 13 of Form 10. Similarly, Quanex Corporation’s historical MD&A and selected financial data should be used to satisfy the financial information required by Item 2 of the Form 10.
Disclosure in Form 10
     We acknowledge that the required accounting for this transaction and the required financial statements presented are not typical. Accordingly, we have labeled various section descriptions in the body of the Form 10 and in the index to the information statement to clearly indicate if the respective section depicts Quanex Corporation (Accounting Predecessor) or Quanex Building Products Corporation (Accounting Successor). Additionally, we have included introductory paragraphs to various sections to describe the accounting treatment as a reverse spin and explain what information is being presented.
     Also, these proposed transactions and the future continuing operations of Quanex Building Products Corporation are clearly along segment lines which are reported separately in Quanex Corporation’s historical MD&A and segment disclosures in the audited financial statements. For instance, the continuing operations of Quanex Building Products Corporation in its future filings will represent the Engineered Building Products Segment and the Aluminum Sheet Building Products Segment historically reported by Quanex Corporation. As such, the users of the financial information included in the Form 10 can discern and understand historical operating trends of the future Quanex Building Products businesses through the historical

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Quanex Corporation segment disclosure and discussions. In Quanex Building Products Corporation’s future compliance filings, its MD&A historical 2007 figures by segment will be essentially identical to those reported in Quanex Corporation’s 2007 MD&A. Furthermore, the Article 11 Pro forma Financial Information included in the Form 10 Information Statement depicts a go-forward look of Quanex Building Products Corporation.
Alternative View
     The alternative to using Quanex Corporation’s historical financial statements would be to prepare separate audited financial statements of Quanex Building Products under the carve-out guidelines. Carve-out financial statements would be inconsistent with the financial statements that will ultimately be reported by Quanex Building Products Corporation due to the required accounting treatment of a reverse spin and required presentation of discontinued operations as discussed above.
Other Considerations
     Finally, in our research and preparation of the Quanex Building Products Corporation Form 10, we reviewed other Form 10 filings submitted to the commission involving reverse spin-off accounting treatment. In such review, we found that the historical predecessor financial statements were used to satisfy the financial statement requirements of Regulation S-X.
Conclusion
     Given that Quanex Corporation is the accounting predecessor and that its historical financial statements will serve as the basis for Quanex Building Products Corporation’s historical financial statements in its future compliance filings and given that we are precluded from reclassifying the Vehicular Products group to discontinued operations until such time the spin / merge occurs, we respectfully submit that the Quanex Corporation historical financial statements as previously filed with the commission are the best presentation and most indicative of future Quanex Building Products Corporation’s future filings to satisfy the financial statement requirements of Regulation S-X for the purposes of Item 13 of Form 10.
* — * — * — * — * — *
     The Company acknowledges that:
     (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 877-5328 or Debbi Gadin, Assistant Corporate Controller of the Company at (713) 877-5357.

Very truly yours,
/s/ Brent L. Korb
Brent L. Korb
Vice President and Controller (Principal Accounting Officer)

cc:	Ms. Pamela Long (Securities and Exchange Commission)
Ms. Era Anagnosti (Securities and Exchange Commission)
Ms. Patricia Armelin (Securities and Exchange Commission)
Ms. Anne McConnell (Securities and Exchange Commission)
Mr. Kevin P. Delaney (Quanex Corporation)
Mr. Michael W. Conlon (Fulbright & Jaworski L.L.P.)
Mr. Martin F. Doublesin (Fulbright & Jaworski L.L.P.)